Exhibit 99.8

KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We, KPMG LLP, consent to the use of our report dated March 27, 2019, with respect to the consolidated financial statements of CannTrust Holdings Inc. (the “Company”) as at and for the year ended December 31, 2018, which appears in the Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

Our report dated March 27, 2019, contains an explanatory paragraph that states, without qualifying our opinion, that we draw attention to Note 5 to the consolidated financial statements, which indicates that the Company has retrospectively applied the change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to biological asset transformation. Our report so dated refers to our audit of the adjustments to retrospectively apply the change in accounting policy to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements other than with respect to such adjustments.

We, KPMG LLP, also consent to the incorporation by reference of such report in the Registration Statements on Form F-10 (No. 333-230042) and Form S-8 (No. 333-230101) of the Company. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ KPMG LLP

March 27, 2019

Vaughan, Canada